Exhibit 99.1

Recon Technology Announces Corporate Headquarters Relocation to Accommodate Expansion

BEIJING, March 29, 2021 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON), (“Recon” or the “Company”), today announced the relocation of its corporate headquarters to accommodate the Company’s growth and the recent acquisition of Future Gas Station (Beijing) Technology, Ltd (“FGS”).

The Company’s corporate headquarters have moved from Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing, 100107 China to Room 601, 1 Shui’an South Street, Chaoyang District, Beijing, 100012 China. The new office location offers a larger footprint and upgraded office facilities. Approximately 100 employees of the Company’s corporate headquarters and two subsidiaries, Beijing BHD Petroleum Technology Co., Ltd. and FGS, moved into the new premises. The Company is still holding its annual meeting of shareholders for the fiscal year ended June 30, 2020 on April 5, 2021 at 9:00 a.m., Beijing Time (9 p.m. ET on April 4, 2021), at its old address at 9 Fulin Road.

Management Commentary

Recon CEO and founder, Mr. Shenping Yin, said, “We are thrilled to relocate to our new location which better accommodates our growing team. We aim to serve our customers better with a bigger team at this new office. In addition, it provides the foundation for our new growth initiatives going forward.”

About Recon Technology, Ltd

Recon Technology, Ltd (NASDAQ: RCON) is China's first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn .

For more information, please contact:

Ms. Liu Jia

Chief Financial Officer

Recon Technology, Ltd.

Phone: +86 (10) 8494-5799

Email: info@recon.cn